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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
                                   SECURITIES
                              EXCHANGE ACT OF 1934

                                rSTAR CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                rSTAR CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, $0.01 PER SHARE PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   98912E 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 LANCE MORTENSEN
                             CHIEF EXECUTIVE OFFICER
                                rSTAR CORPORATION
                        3000 EXECUTIVE PARKWAY, SUITE 150
                               SAN RAMON, CA 94853
                                 (925) 543-0300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                              JONATHAN KLEIN, ESQ.
                                PIPER RUDNICK LLP
                           1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 835-6000

  [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, collectively, this "Statement") is rStar Corporation, a Delaware corporation (the "Company" or "rStar"), formerly known as ZapMe! Corporation. The address of the principal executive offices of the Company is 3000 Executive Parkway, Suite 150, San Ramon, California 94853. The telephone number of the Company at its principal executive offices is (925) 543-0300.

     The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). As of June 25, 2002, there were 63,802,563 shares of Common Stock outstanding.

     All information in this Statement or incorporated by reference in this Statement, concerning Gilat Satellite Networks Ltd., an Israeli corporation and a majority stockholder of rStar ("Gilat"), or actions or events with respect to Gilat has been taken from, or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in this Statement with respect to rStar and its advisors has been provided by rStar.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address, and business telephone number are set forth in Item 1 of this Statement. This Statement is being filed on behalf of the Company.

     rStar entered into an acquisition agreement with Gilat (as amended from time to time, the "Acquisition Agreement") under which rStar agreed to acquire all of the capital stock of StarBand Latin America (Holland) B.V., a subsidiary of Gilat (the "Starband Acquisition"), and also agreed to make an exchange offer to exchange shares of rStar Common Stock for cash and Gilat ordinary shares. This Statement relates to the exchange offer by rStar and Gilat (the "Exchange Offer") to exchange up to 6,315,789 shares of Common Stock for $0.0738 of a Gilat ordinary share and cash consideration in an amount between $0.32 and $1.58, per share of Common Stock, less any required withholding taxes, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus and related Letter of Transmittal (each as defined below). The exact amount of the cash consideration will be calculated pursuant to a formula described in the Offer to Exchange/Prospectus, which is based upon the average closing price for the Gilat ordinary shares over a period of time ending before the expiration of the Exchange Offer.

     Gilat has filed a Registration Statement on Form F-4, as amended and supplemented from time to time, (the "FORM F-4") registering the Gilat ordinary shares that are being offered to rStar stockholders in exchange for their shares of Common Stock, as set forth in the Offer to Exchange/Prospectus which is a part of the Form F-4 (together with any amendments and supplements thereto, the "Offer to Exchange/Prospectus") and the related Letter of Transmittal (together with any amendments

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and supplements thereto, the "Letter of Transmittal") (collectively, the Offer to Exchange/Prospectus and the Letter of Transmittal, constitute the "Offer"). A copy of the Offer to Exchange/Prospectus and related Letter of Transmittal are filed with this Statement as Exhibit (a)(4) and (a)(1)(A), respectively, certain section of which are incorporated by reference herein, as described below. The Offer is described in a Tender Offer Statement on Schedule TO, dated February 14, 2002 (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") by rStar and Gilat.

     rStar and Gilat commenced the Exchange Offer on March 28, 2002. However, in accordance with applicable SEC rules and regulations, the parties temporarily suspended the Exchange Offer on April 1, 2002 until such time as rStar stockholders were provided with an updated Offer to Exchange/Prospectus containing Gilat's audited financial statements for the fiscal year ended December 31, 2001. These financial statements are contained in the updated Offer to Exchange/Prospectus dated June 25, 2002 which, along with the related Letter of Transmittal, were mailed to rStar's stockholders. rStar and Gilat resumed the Exchange Offer on June 25, 2002 and extended the expiration date for the Exchange Offer to 12:00 Midnight, New York City time, Thursday, July 25, 2002. rStar stockholders are advised that the Offer to Exchange/Prospectus dated June 25, 2002 contains updated information concerning rStar and Gilat and should be referred to instead of the Offer to Exchange/Prospectus dated March 28, 2002.

     All of the information set forth in the Offer is hereby incorporated by reference in answer to Items 1 through 9 of this Statement, and is supplemented by the information specifically provided herein. The information incorporated by reference in this Statement is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

     As disclosed in the Offer to Exchange/Prospectus, the principal executive office of Gilat is located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is (972) 3-925-2000.

ITEM 3 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described, or referred to in this Item 3 or incorporated by reference herein, to the knowledge of the Company after reasonable inquiry, there exists on the date hereof no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company's executive officers, directors or affiliates, or (2) Gilat's executive officers, directors, or affiliates, on the other hand.

     The information set forth under "Risk Factors;" "Background of the Exchange Offer and Related Transactions;" "Reasons For the Exchange Offer and the Related Transactions - Reasons for rStar's Board Approval and Recommendation; Factors Considered;" "The Exchange Offer - Purpose of the Exchange Offer;" "Interests of Certain Persons in the Transactions;" "The Acquisition Agreement - The Option for Gilat

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Ordinary Shares, The StarBand Latin America Acquisition, Additional Share
Consideration, Special Cash Distribution, The Voting Agreement, The Master Services and Supply Agreement;" "Certain Information Regarding Gilat - Interests of Gilat's Directors and Executive Officers;" "Certain Information Regarding rStar - Competition;" "Beneficial Share Ownership by Principal Stockholders and Management of rStar" of the Offer to Exchange/Prospectus is incorporated in this Statement by reference.

     In addition, the information set forth under "Risk Factors;" "Proposal No. 1 - The Acquisition Agreement, the StarBand Acquisition and the Exchange Offer;" "The Acquisition Agreement;" "Proposal No. 2 - Special Cash Distribution Amendment to the Third Amended and Restated Certificate of Incorporation;" "Proposal No. 3 - Action by Written Consent Amendment to the Third Amended and Restated Certificate of Incorporation;" "Proposal No. 4 - Special Meeting Amendment to the Third Amended and Restated Certificate of Incorporation and Bylaws;" "Proposal No. 5 - Election of Directors - Information Regarding Nominees for Members of the Board of Directors, Security Ownership of Certain Beneficial Owners and Management," of the definitive proxy statement filed by the Company on March 28, 2002 (the "Proxy Statement") is incorporated in this Statement by reference.

     Furthermore, the information set forth under "Item 10. - Directors and Executive Officers of the Registrant," "Item 11. - Executive Compensation," "Item 12. - Security Ownership of Certain Beneficial Owners and Management," and "Item 13. - Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, which was filed with the SEC on March 7, 2002 (the "Form 10-K") and Notes 2 and 7 to the rStar Financial Statements filed with the Form 10-K are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The Company's Board of Directors, based upon among other things, the recommendation of a special committee comprised of independent directors determined that the Exchange Offer is fair to, and in the best interest of, the Company's stockholders. In the Proxy Statement, the Company's Board of Directors recommended approval of the Exchange Offer and certain related transactions. However, none of the Company, its Board of Directors or any person is making any recommendation as to whether the Company's stockholders should tender or refrain from tendering their shares of Common Stock in the Exchange Offer. The Company's stockholders must decide whether to tender their shares of Common Stock and, if so, how many shares of Common Stock to tender. Stockholders are advised to seek advice from their tax, financial and legal advisors.

     Members of the Company's Board of Directors collectively own or otherwise have investment control over approximately 10,570,000 shares of Common Stock. That number represents approximately 48% of the shares of Common Stock not owned by Gilat and therefore eligible to participate in the Exchange Offer. Accordingly, those members of the Board of Directors are in a position to benefit from the Exchange Offer. Further, because the number of shares held by the Board of Directors, collectively, is greater than the maximum of 6,315,789

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shares which may be acquired in the Exchange Offer, as a result of application of proration provisions of the Exchange Offer, the participation of other Company stockholders in the Exchange Offer could affect the Board members' personal financial interest. The Board of Directors, therefore, determined that it would be inappropriate to make a recommendation to the other Company stockholders with respect to the Exchange Offer. Accordingly, the Company's Board of Directors does not express an opinion on, and remains neutral towards, the Exchange Offer.

     The information set forth under "Proposal No. 1 - The Acquisition Agreement, the StarBand Acquisition and the Exchange Offer" in the Proxy Statement is incorporated herein by reference. Additionally, the information described under the "Background of the Exchange Offer and Related Transaction - Negotiations between rStar and Gilat;" and "Reasons for the Exchange Offer and the Related Transactions - Reasons for rStar's Board Approval and Recommendation; Factors Considered" in the Offer to Exchange/Prospectus is incorporated herein by reference.

     To the Company's knowledge, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (except Gilat and its corporate affiliates) who owns shares of Common Stock currently intends to tender in the Exchange Offer all shares of Common Stock that each such person owns of record or beneficially as of the date of this Statement, except to the extent tendering would incur liability under Section 16(b) of the Exchange Act. Gilat and its corporate affiliates will not tender any of their shares of Common Stock in the Exchange Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Exchange Offer.

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     The information set forth under "Opinion of CIBC World Markets Corp. -
Miscellaneous" and "The Exchange Offer - Fees and Expenses" in the Offer to Exchange/Prospectus is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers or directors.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as described in this Statement or in the Offer to Exchange/ Prospectus, the Company is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relate to or would result in:

     1. A tender offer for or other acquisition of the Common Stock by the Company or any other person;

     2. An extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     3. A purchase, sale or transfer of a material amount of assets of the Company; or

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     4. Any material change in the present dividend policy, indebtedness or capitalization of the Company.

     Except as disclosed in this Statement or in the Offer to Exchange/Prospectus, there are no transactions, resolutions of the Company's board of directors, agreements in principle, or signed contracts in response to the Exchange Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     rStar stockholders do not have appraisal rights as a result of the Exchange Offer. Additionally, the information set forth under "Comparison of Rights of rStar Stockholders and Gilat Stockholders" in the Offer to Exchange/Prospectus is incorporated herein by reference.

ITEM 9. EXHIBITS.

     EXHIBIT NO.    DESCRIPTION
     -----------    -----------

     (a)(1)(A) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(B) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).


     (a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).


     (a)(1)(E) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).


     (a)(1)(F) Joint Press Release issued by Gilat and rStar on April 25, 2001 (incorporated by reference to Form 425 filed by rStar on April 25, 2001).

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     (a)(1)(G)      Joint Press Release issued by Gilat and rStar on September
                    10, 2001 (incorporated by reference to Form 425 filed by rStar on September 10, 2001).

     (a)(1)(H) Joint Press Release issued by Gilat and rStar on January 2, 2002 (incorporated by reference to Form 425 filed by rStar on January 2, 2002).

     (a)(1)(I) Joint Press Release issued by Gilat and rStar on February 19, 2002 (incorporated by reference to Form 425 filed by rStar on February 19, 2002).

     (a)(1)(J) Joint Press Release issued by Gilat and rStar on April 1, 2002 (incorporated by reference to Form 425 filed by rStar on April 1, 2002).

     (a)(1)(K) Joint Press Release issued by Gilat and rStar on June 25, 2002 (incorporated by reference to Form 425 filed by rStar on June 27, 2002).

     (a)(4) Offer to Exchange/Prospectus dated June 25, 2002 (incorporated by reference to the Gilat Form F-4 (Post-Effective Amendment No. 2) (333-71422) filed on June 26, 2002.

     (a)(5) Opinion of CIBC World Markets Corp. dated September 7, 2001 (incorporated by reference to Annex B to the Gilat Form F-4 (Post-Effective Amendment No. 2) (333-71422) filed on June 26, 2002).

     (e)            Not applicable.

     (g)            Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    rStar Corporation

                                    By:   /s/ Lance Mortensen
                                       -----------------------------------------
                                       Name:    Lance Mortensen
                                       Title:   Chief Executive Officer

                                                  July 10, 2002           (DATE)
                                       -----------------------------------




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                                 Exhibit Index

     EXHIBIT NO.    DESCRIPTION
     -----------    -----------

     (a)(1)(A) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(B) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(E) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Gilat Form F-4 (Post-Effective Amendment No. 1) (333-71422) filed on June 25, 2002).

     (a)(1)(F) Joint Press Release issued by Gilat and rStar on April 25, 2001 (incorporated by reference to Form 425 filed by rStar on April 25, 2001).

     (a)(1)(G) Joint Press Release issued by Gilat and rStar on September 10, 2001 (incorporated by reference to Form 425 filed by rStar on September 10, 2001).

     (a)(1)(H) Joint Press Release issued by Gilat and rStar on January 2, 2002 (incorporated by reference to Form 425 filed by rStar on January 2, 2002).

     (a)(1)(I) Joint Press Release issued by Gilat and rStar on February 19, 2002 (incorporated by reference to Form 425 filed by rStar on February 19, 2002).

     (a)(1)(J) Joint Press Release issued by Gilat and rStar on April 1, 2002 (incorporated by reference to Form 425 filed by rStar on April 1, 2002).

     (a)(1)(K) Joint Press Release issued by Gilat and rStar on June 25, 2002 (incorporated by reference to Form 425 filed by rStar on June 27, 2002).

     (a)(4) Offer to Exchange/Prospectus dated June 25, 2002 (incorporated by reference to the Gilat Form F-4 (Post-Effective Amendment No. 2) (333-71422) filed on June 26, 2002.

     (a)(5) Opinion of CIBC World Markets Corp. dated September 7, 2001 (incorporated by reference to Annex B to the Gilat Form F-4 (Post-Effective Amendment No. 2) (333-71422) filed on June 26, 2002).

     (e)            Not applicable.

     (g)            Not applicable.